Cream Minerals Ltd.

Quarterly Report

Three Months Ended (Q1)
June 30, 2008

Management’s Discussion and Analysis

2

1.1

Date

2

1.2

Overview and Management’s Discussion and Analysis

2

1.2.1

Casierra Diamond Property, Sierra Leone

3

1.2.2

Nuevo Milenio Silver Gold Property, Mexico

4

1.2.3

Kaslo Silver Property, British Columbia

5

1.2.4

Kootenay Gemstone Property, British Columbia

5

1.2.5

Goldsmith Property, British Columbia

5

1.2.6

Stephens Lake Property, Manitoba

6

1.2.7

Wine Nickel-Copper Property, Manitoba

6

1.2.8

Grand Nickel Project (Cedar Claims), Manitoba

7

1.2.9

Mineral Property Option Payments Due In Fiscal 2009

7

1.2.10

Market and Industry Trends

7

1.3

Selected Annual Information

8

1.4

Results of Operations

9

1.5

Summary of Quarterly Results

11

1.6

Liquidity

12

1.8

Off-Balance Sheet Arrangements

14

1.9

Transactions with Related Parties

14

1.10

Fourth Quarter

15

1.11

Proposed Transactions

15

1.12

Critical Accounting Estimates

15

1.13

Critical Accounting Policies and Changes in Accounting Policies

16

1.14

Financial Instruments and Other Instruments

18

1.15

Other MD& A Requirements

18

1.15.1

Additional Disclosure for Venture Issuers without Significant Revenue

18

1.15.2

Disclosure of Outstanding Share Data

19

Other Information

20

Cream Minerals Ltd.

Quarterly Report

Three Months Ended (Q1)
June 30, 2008

Management’s Discussion and Analysis

Forward-Looking Statements:  This Management’s Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements.”  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, exploration and development activities, and future plans of the Company are forward-looking statements that involve various risks and uncertainties including changes in future prices of precious metals; variations in resources and grades, accidents, labour disputes and other risks associated with the mining industry, delays in obtaining governmental approvals or financing.  Actual results could differ from those currently projected.  The Company does not assume the obligation to update any forward-looking statement.

Cautionary Note to United States Investors Concerning Mineral Reserves and Resources:  These materials may use the terms ‘mineral reserves’, ‘measured resources’, ‘indicated resources’ and ‘inferred resources’.  U.S. investors are advised that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the definition of reserves differs from that outlined in the United States Securities and Exchange Commission (“SEC”) Guide 7, and the definitions of resources are not recognized.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves.  In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian Rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under NI 43-101.  U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.

1.1

Date

The effective date of this interim report is August 28, 2008.

1.2

Overview and Management’s Discussion and Analysis

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of Cream Minerals Ltd. for the three months ended June 30, 2008.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cream Minerals Ltd. (“Cream” or the “Company”) is a mineral exploration company.  The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

•

Cream’s consolidated loss for the three months ended June 30, 2008 (“fiscal 2009”) was $561,196 or $0.01 per share compared to Cream’s consolidated loss of $370,814 or $0.01 per share in the three months ended June 30, 2008 (“fiscal 2008”).

•

In fiscal 2009, Cream did not raise any funds by private placement.  Subsequent to June 30, 2008, the Company completed a private placement of 1,658,635 non-flow-through units at a price of $0.22, each unit comprised of one common share and one share purchase warrant exercisable at a price of $0.25 for one year.  In addition, the Company completed a private placement of 1,010,800 flow-through units at a unit price of $0.25, each unit comprised of one common share and one share purchase warrant exercisable at a price of $0.28 for one year.  In the same period in fiscal 2008, Cream raised net proceeds of $848,385 in private placements by the exercise of 1,745,300 share purchase warrants and 410,000 stock options.

Cream Minerals Ltd.

Quarterly Report

Three Months Ended (Q1)
June 30, 2008

•

During fiscal 2009, cash used in operations was $154,949 compared to $175,230 used in operations in the comparable period in fiscal 2008.

•

Cash expenditures on mineral property interests and equipment totalled $286,431 in fiscal 2009 compared to $722,300 in the comparable period in fiscal 2008.

•

Exploration programs were conducted on the onshore licence in Sierra Leone with mixed results.  In the year ended March 31, 2008, the Company wrote down the onshore licence by $1,586,240 to a nominal carrying value of $1.  Additional exploration costs incurred during the three months ended June 30, 2008, of $295,338 have also been written off.

1.2.1

Casierra Diamond Property, Sierra Leone

In June 2006 the Company earned a 70% interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa, from Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”), (collectively, “Casierra”).  Casierra holds a 100% interest in the Hima Licence EPL 1/94 and a 90% interest in the Offshore Marine Licence EPL 5/94.  The licences must be renewed every two years.

A form of joint venture is to be constituted between the two parties and each party is to contribute to further expenditures on each licence in accordance with its interest.  If Casierra is unable to fund its share of joint venture expenditures, Cream will advance funds on its behalf, such advances to be repaid, with interest at LIBOR plus 1%, out of 80% of Casierra’s share in the net proceeds of production from the property prior to any other distribution to Casierra.

The 2008 program of test mining on the Sewa River licence area continued until May 2008 and was undertaken on the flanks of two of the five largest diabase dykes that cross the 500 meter wide river.  The Company received good cooperation from the local landowners.  Some infrastructure work including road maintenance and bridge construction was also completed to improve access for the operations and for the villages along the Sewa River.  Initial work on the claims was encouraging, but both it was discovered that artisanal and local miners have been working the claims for several years unknown to the Company, and as a result, the three test areas examined did not give the recovery expected.  There are many untested areas, but work was halted with the approach of the rainy season and higher water levels.

An environmental study and application for conversion to a full mining licence are necessary for the next stage of exploration on the Sewa Licence.  Meanwhile, the Company is reviewing its options with respect to the Sewa claims.

In the year ended March 31, 2008, Cream determined that it would write the property down by $1,586,240 to a nominal carrying value of $1, and will review its future plans for the licence over the next few months due to the lower than expected recovery of diamonds from the sampling program and the uncertainty of recoverability of costs incurred.  Exploration costs of $295,338 incurred during the three months ended June 30, 2008, have also been written off, until the Company has reviewed its options with respect to the Sewa River licence.  All dredging and concentrator plant equipment have been re-located to a secure storage facility, and may be sold or used in exploration of the offshore.  If the Company is able to secure a venture partner to assist in the exploration of the onshore claims, the basic infrastructure will still be in place.

Mr. Val T. Collier has been confirmed as Country Agent for Cream to assist in forwarding the projects in Sierra Leone.  As a respected career civil servant and former Commissioner of the Anti-Corruption Commission, he brings a strong element of corporate social responsibility to the operations going forward.  Application has been made to enter the Sewa and the marine alluvial projects into two separate companies which will allow the Cream group of companies to operate with more flexibility in Sierra

Cream Minerals Ltd.

Quarterly Report

Three Months Ended (Q1)
June 30, 2008

Leone.  The registration of the branch offices of the subsidiary companies in Sierra Leone was completed in April 2008.

Application is being made to extend the term of the marine exploration licence for a further two years as provided for in the regulations in order to provide time for a bulk sampling program to be undertaken when funding is secured.

Mr. Benjamin Ainsworth, consultant to the Company, and Mr. Frank A. Lang, President and CEO, and a director of the Company, are significant shareholders in CDC.  Mr. Lang holds approximately 33% of the issued and outstanding shares of CDC.  Mr. Benjamin Ainsworth, P.Eng. President of Ainsworth Jenkins Consultants Ltd. is the President of both CDF and CDC.

Exploration expenditures incurred on the Casierra claims in fiscal 2009, (fiscal 2008 numbers in brackets) include the following: assays and analysis - $Nil ($1,630); community relations - $32,040 ($328) dredging and bulk sampling - $112,276 ($14,983); geological and geophysical - $8,623 ($72,357); site activities - $106,889 ($108,305); stock-based compensation - $3,926 ($99,402); and travel and accommodation- $31,584 ($74,969).

1.2.2

Nuevo Milenio Silver Gold Property, Mexico

The Nuevo Milenio property covers several overlapping calderas defined by rhyolitic ring dykes and rhyolite domes.  Although the original size of the property has been reduced over time to reduce the carrying costs, consisting of taxes paid semi-annually, the Company retains a full 100% interest in the Nuevo Milenio property.  This project has excellent infrastructure and is only 20 kilometres (km) from Tepic, the capital of Nayarit State, Mexico.  Tepic has a population of 300,000 people, and is 150 kilometers northeast of Puerto Vallarta.  The property is readily accessible, being only a few kilometres from paved highways, railway, airport, power lines and water.

Cream has defined a work program as outlined in the Phase 1 and Phase 2 exploration program recommended in the National Instrument 43-101 (NI 43-101”) compliant report dated January 30, 2008, by Ferdinand Holcapek, P.Eng., Geology.  Mr. Holcapek is a Director and is Administrator General, Cream Minerals de Mexico, SA de CV, the Company’s Mexican subsidiary, and supervises exploration programs on the Nuevo Milenio Project.  He is the Company's "Qualified Person" for this project for the purpose of NI 43-101.

The objective of the work program is to upgrade the reported Inferred Mineral Resource and define the open pit (o/p) and underground (u/g) mineral targets to classifiable NI 43–101 compliant Mineral Resources by underground development work (1,000 m) and diamond drilling (8,000 m).

No metallurgical tests have been conducted on the mineralized targets and no metallurgical problems are anticipated.  This is due to mainly solitary Gold/Silver occurrences in volcanic ash (rhyolitic lithic tuffs).  Based on the observed simple mineralogy (free gold, silver-sulphides and pyrite) and trace element analysis, metallurgical recovery is assumed to be close to 100%.  The above program is anticipated to be completed in 1½ years at a budgeted cost of US$2.6 million.

Exploration expenditures incurred on the Nuevo Milenio property in fiscal 2009, (comparable fiscal 2008 numbers in brackets) include the following: assays and analysis - $570 ($3,735); drilling - $Nil ($2,226); geological and geophysical - $26,764 ($38,645); site activities - $35,963 ($35,453); stock-based compensation - $5,183 ($30,302); and travel and accommodation- $8,856 ($8,141).

Cream Minerals Ltd.

Quarterly Report

Three Months Ended (Q1)
June 30, 2008

1.2.3

Kaslo Silver Property, British Columbia

The 100%-owned Kaslo Silver Property hosts eleven historic high-grade silver deposits within 14 kilometres of sub-parallel shear zones.  It is located 12 kilometres west of Kaslo in southern British Columbia.  Cost estimates to complete a recommended exploration program on the property, including airborne and ground geophysical surveys (completed in 2006), diamond and rotary drilling, and bulk sampling, total $2,020,000.  This planned program will not be undertaken until sufficient funding is obtained.

Exploration costs incurred on the property totalled $266 in fiscal 2009 compared to $313 in fiscal 2008.

Ms. Linda Dandy, P.Geo. of P&L Geological Services, has supervised the Company’s previous exploration programs summarized above and is the Company’s supervisor and “Qualified Person” for the purpose of NI 43-101.

1.2.4

Kootenay Gemstone Property, British Columbia

The Company holds an option to acquire a 100% interest in the Kootenay Gemstone property located in the Nelson Mining Division, British Columbia.  The option agreement calls for the issuance of 500,000 common shares (issued) and cash payments totalling $100,000 ($20,000 paid) over 72 months.  The optionor will retain a 2% net product returns royalty from the production of gemstones, half of which may be purchased by the Company for $1,000,000 upon commencement of commercial production.  Cream has also staked additional claims adjacent to the claims in the original option.  Claims held by the Company cover more than 30 kilometres of the Shaw Creek Stock contact.  Work done on the property to date has demonstrated that the Shaw Creek Stock, and immediately surrounding country rock, is highly prospective for beryl mineralization (aquamarine and emerald).  Currently, a trenching program is underway on the property.

The Company is actively seeking a joint venture partner with gemstone experience to assist in development of this property.  Ms. Linda Dandy, P.Geo. of P&L Geological Services, is the Company’s project supervisor and “Qualified Person” for the purpose of NI 43-101.

1.2.5

Goldsmith Property, British Columbia

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totalling $110,000 ($50,000 paid) over six years.  In July 2008, a cash payment of $20,000 was made pursuant to the Goldsmith option agreement.  The Lucky Jack option agreement calls for the issuance of 200,000 common shares (issued) and payments totalling $110,000 ($70,000 paid) over six years.  In July 2008, a payment of $20,000 was made pursuant to the option agreement.  The optionors will retain a 2.0% net smelter returns royalty (“NSR”) on all metals.  The Company may acquire one half of the NSR on each of the two properties for $1,000,000 each upon commencement of commercial production or earlier.

The Goldsmith Property contains numerous historic, small-scale, high-grade gold workings (Lucky Jack, Bullock, Swede, Goldsmith, and Gold Park) throughout a 3-kilometre long belt of altered volcanic and sedimentary host rocks.  Cream has now increased the size of its claim holdings by staking 87 new claims, due to the encouraging rock and soil sampling.  The new claim acquisitions more than double the size of the original claim block and cover six small, undeveloped historic showings.

The Lucky Jack claim groups are being worked contiguously with the Goldsmith group and are

Cream Minerals Ltd.

Quarterly Report

Three Months Ended (Q1)
June 30, 2008

considered jointly to form the Goldsmith Property.

An excavator trenching program was commenced in the fall of 2007 on the property when Cream obtained extremely encouraging results from rock grab and chip samples collected from the numerous small-scale historic workings.  Six excavator trenches were dug in the area of the historic Bullock and Goldsmith workings.  Two of the trenches were put in to cross-section the geology between old adits/trenches.  One trench exposed the Goldsmith-V2 vein for 64 metres along its strike, and three short trenches opened up areas where prior surface sampling (from a road cut) returned high gold assay results.  An additional 20 excavator trenches, planned and permitted, are planned to be excavated in the summer of 2008, but work has not yet started.  These proposed trenches include excavating around several of the historic workings, plus exposing bedrock in areas of geochemical and geophysical anomalies.  Trenching results are detailed in a news release dated May 7, 2008, which can be found on the Company’s website.  The planned excavator trenches for 2008 are located within a strong gold soil geochemical anomaly, greater than 2 kilometers in length and coincident with a series of strong aeromagnetic anomalies.

Exploration expenditures incurred on the Goldsmith and other properties in British Columbia in fiscal 2009, with the fiscal 2008 numbers in brackets, were: geological and geophysical - $632 ($835) and site activities - $244 ($185).

Linda Dandy, P.Geo. of P&L Geological Services, is the Company’s supervisor and “Qualified Person” for the purpose of NI 43-101.

1.2.6

Stephens Lake Property, Manitoba

The Trout Claim Group is situated 100 kilometres east of Gillam, Manitoba.  In order to facilitate the exploration of the property, Sultan Minerals Inc., ValGold Resources Ltd., and the Company (the “Companies”), agreed to pool three respective and contiguous exploration licences, so that each would hold an undivided one-third interest in all three of the exploration licences.  The Companies have since reduced the size of the property to the Trout Claim Group.  The Trout Claim Group was acquired under an option agreement whereby the Companies made combined cash payments totaling $110,000 and issued a combined 200,001 common shares.  Having earned the 75% interest, the Companies and the optionor may enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  To date, a joint venture agreement has not been entered into.

1.2.7

Wine Nickel-Copper Property, Manitoba

In March 2006, the Company entered into an option agreement to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The Company can earn its interest by making payments totaling $105,000 ($25,000 paid) and issuing 200,000 common shares (100,000 issued) over a 48-month period.  Subsequent to June 30, 2008, the Company issued 50,000 common shares and made a cash payment of $40,000, pursuant to the option agreement.  The Company must also incur exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject only to a 2.0% NSR payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

As a result of drilling completed in the summer of 2007 on the Wine Property (see the Company’s website for results of these drill holes), a VTEM survey was flown over the Wine Property and the Company’s Cedar Claims in the late spring of 2008.  A report on the survey has not yet been received.

Cream Minerals Ltd.

Quarterly Report

Three Months Ended (Q1)
June 30, 2008

Mr. A. J. Spooner, P.Eng. of A.J. Spooner Exploration Services, Inc., Flin Flon, Manitoba, is the Qualified Person for NI 43-101.

1.2.8

Grand Nickel Project (Cedar Claims), Manitoba

In October 2007, the Company entered into an option agreement to acquire 100% interest in the Grand Nickel Project (the Cedar 1, MB7355 and MEL 324B claims), located in the Thompson Nickel Belt, approximately 40 kilometres north-west of the town of Grand Rapids, Manitoba.  Cream has the exclusive right and option to earn a 100% interest in the property by making payments totalling $105,000 and issuing 200,000 common shares to the optionor over a 48-month period.  The Company is to make cash payments to the optionor of $10,000 on regulatory approval (paid); $15,000 one year following regulatory approval; $40,000 two years and $40,000 three years following regulatory approval.  The Company is to issue at its option a total of 200,000 common shares as follows: 50,000 common shares upon regulatory approval (issued); and 50,000 common shares annually on the same payment dates as the cash payments noted above.  The Company must incur exploration expenditures totalling $5,000 within one year following the date of regulatory approval, $10,000 cumulative on or prior to the second anniversary; $15,000 cumulative on or prior to the third anniversary; and $20,000 cumulative on or prior to the fourth anniversary of regulatory approval.  Upon completion of the terms, the property will be subject to a 2.0% NSR payable to the optionor from the production of gold, silver and all base metals and other minerals derived from the property.  The Company has the right to reduce the NSR to 1.0% by making a payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

As reported by W.S. Ferreira Ltd., the property contains an electromagnetic conductor within a large magnetic anomaly.  A diamond drill hole (GR-2-83) drilled by Granges Exploration Ltd. in 1983 intersected over 600 feet of ultramafic rocks with significant intersections including: 0.48% Nickel over a core length of 8 feet and 0.45% Nickel over a core length of 10 feet.  True width of the intersections is not presently known.  Cream is awaiting results of an airborne VTEM survey after which it is anticipated that diamond drilling will follow.  The property covers 20 square miles.

Exploration expenditures on all of the Manitoba properties in fiscal 2009, with the fiscal 2008 numbers in brackets, were: drilling - $Nil ($105,492); geological and geophysical - $67,615 ($12,687); site activities - $36 ($698), and travel and accommodation, including helicopter transport – $Nil ($3,399).

1.2.9

Mineral Property Option Payments Due In Fiscal 2009

The Company must make cash payments totalling $160,000 and issue 150,000 common shares in the year ended March 31, 2009, to maintain the mineral property interests held at March 31, 2008.  At the date of this report, cash payments of $80,000 have been made and 50,000 common shares have been issued pursuant to the agreements.

1.2.10

Market and Industry Trends

The average gold and silver prices in 2007 were US$695.39 and US$13.38 per ounce, respectively, and the average prices for 2008 up to August 25, 2008, were US$906.87 and US$17.17 per ounce, respectively.  The Company does not have any revenue from the sales of gold and silver, or any other source of revenue.

Cream Minerals Ltd.

Quarterly Report

Three Months Ended (Q1)
June 30, 2008

1.3

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at March 31, 2008	As at March 31, 2007	As at March 31, 2006

Current assets	$ 272,021	$ 404,737	$ 432,366
Mineral property interests	4,765,477	3,837,781	1,323,978
Other assets	277,475	212,704	104,612
Total assets	5,314,973	4,455,222	1,860,956

Current liabilities	1,332,707	401,127	466,508
Shareholders’ equity	3,982,266	4,054,095	1,394,448
Total shareholders’ equity and liabilities	$ 5,314,973	$ 4,455,222	$ 1,860,956

Working capital (deficiency)	$ (1,060,686)	$ 3,610	$ (34,142)

	For the years ended March 31,
	2008	2007	2006
Expenses
Amortization	$ 624	$ 1,890	$ 6,443
Finance costs	154,010	--	--
Foreign exchange losses / (gains)	41,516	(2,330)	3,141
Legal, accounting and audit	74,714	42,419	26,642
Management and consulting fees	136,500	102,500	37,500
Office and administration	132,444	79,474	133,781
Property investigation costs	1,734	12,132	--
Salaries and benefits	115,736	75,929	84,795
Shareholder communications	353,259	286,510	190,246
Stock-based compensation	414,484	67,867	232,287
Travel and conferences	21,262	19,458	49,139
Write-down of investments	--	--	24,999
Write-down of mineral property interests	1,586,240	--	172,697
(Recovery) of value added tax	--	--	(69,841)
Interest income	(5,745)	(22,499)	(565)
Loss for the year	(3,026,778)	(663,350)	(891,264)
Loss per common share	$ (0.06)	$ (0.02)	$ (0.03)
Weighted average number of common shares outstanding – basic and diluted	47,872,669	38,395,299	32,188,964

Cream Minerals Ltd.

Quarterly Report

Three Months Ended (Q1)
June 30, 2008

1.4

Results of Operations

Three Months Ended June 30, 2008 (“fiscal 2009”), Compared to Three Months Ended June 30, 2007 (“fiscal 2008”)

	Three months ended June 30,
	2008	2007
Expenses
Amortization	$ 102	$ 317
Finance costs	10,328	--
Foreign exchange	251	27,655
Legal, accounting and audit	9,635	10,829
Management and consulting fees	42,500	34,500
Office and administration	47,888	24,823
Salaries and benefits	38,729	32,832
Shareholder communications	92,871	70,743
Stock-based compensation	21,288	170,985
Travel and conferences	2,332	335
Write-down of mineral property interest	295,338	--
Interest and other income	(66)	(2,205)
	561,196	370,814

Loss for the period	(561,196)	(370,814)

Loss per share, basic and diluted	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	47,921,073	43,589,499
Number of common shares outstanding, end of period	47,921,073	43,956,643

In fiscal 2009, Cream incurred a loss of $561,196, or loss per common share of $0.01, compared to a loss of $370,814, or a loss of $0.01 per common share in fiscal 2008.

General and administrative expenses totalled $265,924 in fiscal 2009, compared to $373,019 in fiscal 2008.  The major difference in the two periods is related to stock-based compensation which totalled $170,985 in fiscal 2008, compared to $21,288 in fiscal 2009.

In the year ended March 31, 2008, the Company wrote down its interest in the Sewa River onshore claim in Sierra Leone by $1,586,240 to a nominal value of $1.  Exploration expenditures of $295,338 incurred on the Sewa River onshore claim in fiscal 2009 were written off.  There were no write-downs of mineral property interests in fiscal 2008.

In fiscal 2008 the Company issued entered into a loan agreement of $700,000, approved by the TSX Venture Exchange, with Frank Lang.  The loan agreement is for a total of $700,000 that was advanced by Mr. Lang, to be repaid by October 26, 2008.  Interest is calculated at an annual rate of 6%, payable quarterly, payments commencing 90 days from November 30, 2007.  In fiscal 2009, $10,328 in interest had been accrued or paid with respect to the loan agreement.  There was no interest paid in fiscal 2008.

Cream conducted most of its exploration activities in Mexico and in Sierra Leone in fiscal 2009, and as such, the Company has foreign exchange risks associated with exploration in foreign jurisdictions.  The Company had a foreign exchange loss of $251 in fiscal 2009, compared to a foreign exchange loss of $27,655 in fiscal 2008.  The Company’s cash balances are primarily held in Canadian dollars with

Cream Minerals Ltd.

Quarterly Report

Three Months Ended (Q1)
June 30, 2008

nominal funds held in United States dollars and in Mexican pesos.  Most of the fluctuations in fiscal 2008 related to foreign exchange occurred in operations in Sierra Leone.

Legal, accounting and audit decreased from $10,829 in fiscal 2008 to $9,635 in fiscal 2009.  These are primarily fees for audit and tax return preparation.  Audit and accounting fees will likely continue to increase in fiscal 2009, due to additional audit time required for changes in generally accepted accounting principles, the first steps towards conversion to International Financial Reporting Standards, and further review and testing of internal controls.  Legal fees will likely increase in the future due to increased regulatory reporting requirements and to completion of a joint venture agreement to be finalized on the Casierra properties in Sierra Leone.

Management and consulting fees increased from $34,500 in fiscal 2008 to $42,500 in fiscal 2009.  The Company paid Lang Mining Corporation, a private company, a monthly management fee of $10,000 per month for the services of Frank Lang as President and CEO of the Company, for a total of $30,000 in each of fiscal 2008 and fiscal 2009.  Consulting fees of $7,500 (2008 - $4,500) were paid to Kent Avenue Consulting Ltd. for services rendered by Sargent H. Berner, a director of the Company.

LMC Management Services Ltd. provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.  Office and administration costs increased from $24,823 in fiscal 2008 to $47,888 in fiscal 2009.  The office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company, and may vary from period to period.  Directors and officers insurance of $4,846 was incurred in fiscal 2009, with no comparative expenditure in fiscal 2008, contributing to the increase.  In addition, for two months of fiscal 2008, an additional company shared office premises, decreasing the allocation from LMC during that period.

Salaries and benefits have increased from $32,832 in fiscal 2008 to $38,729 in fiscal 2009.  Wages are higher in fiscal 2009, due to increased salary costs and the increased employee time required complying with new reporting and regulatory regulations.  The annual audit of the Company commences in the first quarter of each fiscal year.  The exploration activity in Sierra Leone has contributed to the increase in administration salaries and office costs related to the tracking and recording of costs incurred.

Stock-based compensation of $170,985 in fiscal 2008 relates to the vested portion of stock options granted to directors, officers, consultants and employees in that period.  Stock-based compensation of $21,288 in fiscal 2009 is related to the vested portion of stock options granted to directors, officers, consultants and employees in prior fiscal periods.  These options were valued using the Black-Scholes (“B-S”) option valuation model developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded.

Shareholder communications have increased from $70,743 in fiscal 2008 to $92,871 in fiscal 2009.  The Company has an agreement with Arbutus Enterprises Ltd. (“Arbutus”) to provide investor relations services at a monthly fee of $2,000.  Arbutus was paid $6,000 in both fiscal 2009 and 2008.  Axino AG was paid $22,500 in fiscal 2009 and $22,500 in fiscal 2008, for services primarily related to the European markets, CHF Investor Relations (Cavalcanti Hume Funfer Inc.) (“CHF”) was paid $22,500 in fiscal 2009, and Dynamic Stock Market Analysts were paid $14,583 to help the Company increase its presence on the internet.  In fiscal 2008, Cronus Capital was paid $10,000 for investor relations activities, and PSG Media was paid $5,509 for an IR campaign, with no comparative expenditure in fiscal 2009.  The last two investor relations contracts have been terminated.  The CHF agreement was terminated as of July 31, 2008, and unvested stock options were cancelled, and vested stock options expire on August 30, 2008. The Axino AG contract has also been terminated.  Currently, Robert Paul provides investor relations services in the Vancouver office to shareholders and investors at a monthly cost of $3,000.

Cream Minerals Ltd.

Quarterly Report

Three Months Ended (Q1)
June 30, 2008

Website, printing, conference fees, annual general meeting materials, and related shareholder communications costs remained at the same level, $18,484 in fiscal 2008 and $18,287 in fiscal 2009.

Travel and conference expenses have increased nominally from $335 in fiscal 2008 to $2,332 in fiscal 2009.

1.5

Summary of Quarterly Results

The tables below provide administration costs and other income or expenses for the eight quarters in the previous two years and the total acquisition and exploration cost in the eight quarters in the past two years on a project-by-project basis:

	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and other properties, Canada	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico
Fiscal 2007
Second Quarter	374,404	11,770	44,624	35,381	111,275
Third Quarter	332,422	27,704	6,114	40	313,165
Fourth Quarter	199,613	2	52,134	45,164	496,933
Fiscal 2008
First Quarter	371,974	574	49,169	137,276	118,502
Second Quarter	208,635	164	10,499	121,847	584,113
Third Quarter	172,148	1,115	11,250	28,875	38,051
Fourth Quarter	605,900	163	4,771	50	43,584
Fiscal 2009
First Quarter	295,338	526	49,599	107,651	77,336

Quarterly information for the eight quarters to June 30, 2008, is summarized as follows:

Statement of Operations Data	Three months ended September 30, 2007	Three months ended December 31, 2007	Three months ended March 31, 2008	Three months ended June 30, 2008
Investment and other income	$ 703	$ 1,750	$ 1,088	$ 66
General and administrative expenses	208,852	390,609	228,931	244,636
Stock-based compensation	108,082	63,805	71,612	21,288
Property investigations	1,343	31	--	--
Write-down of mineral property interests	--	--	1,586,240	295,338
Loss according to financial statements	317,574	452,695	1,885,695	561,196
Loss from continuing operations per common share	0.01	0.01	0.03	0.01

Cream Minerals Ltd.

Quarterly Report

Three Months Ended (Q1)
June 30, 2008

Statement of Operations Data	Three months ended September 30, 2006	Three months ended December 31, 2006	Three months ended March 31, 2007	Three months ended June 30, 2007
Investment and other income	$ 614	$ 13,179	$ 1,322	$ 2,205
General and administrative expenses	146,067	116,597	185,734	201,674
Stock-based compensation	18,045	15,105	5,440	170,985
Property investigations	--	--	--	360
Loss according to financial statements	175,630	118,523	189,852	370,814
Loss from continuing operations per common share	0.00	0.00	0.01	0.01

1.6

Liquidity

Historically, the Company’s sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At June 30, 2008, 2008, Cream had a working capital deficiency of $1,471,966 (a measurement tool generally defined as current assets less current liabilities) compared to a working capital deficiency of $1,060,686 at March 31, 2008, and an accumulated deficit of $22,183,140 (March 31, 2008 - $21,621,944).

Plans for Fiscal 2009

The Company is focusing on the continuing exploration of its Nuevo Milenio property and plans on expending flow-through funds on its mineral property interests in Manitoba and British Columbia.

Risks

At June 30, 2008, the Company has a significant working capital deficiency.  The deficiency is primarily related to an interest-bearing loan payable to Frank Lang of $700,000 and additional cash advances from Mr. Lang of approximately $600,000 at the date of this Quarterly Report.  It is estimated that it may require approximately $2.0 - $4.0 million in total working capital to operate the Company and repay the advances from Mr. Lang in the current fiscal year, unless another form of repayment of the loan agreement is entered into.  The ability to raise working capital directly impacts the ability of the Company to undertake any planned exploration programs.  Sufficient work must be undertaken on any claims to keep the claims in good standing.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Cream believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

Cream Minerals Ltd.

Quarterly Report

Three Months Ended (Q1)
June 30, 2008

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

The low price of Cream’s common stock limits Cream’s ability to raise additional capital by issuing additional shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Cream’s shareholders pay transaction costs that are a higher percentage of their total share value than if Cream’s share price were substantially higher.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

Investing Activities and Capital Expenditures

Current assets decreased to $257,525 at June 30, 2008, from $272,021 at March 31, 2008.  The market value of investments in marketable securities was $14,640 at June 30, 2008, compared to $24,767 at March 31, 2008.  The marketable securities held are highly volatile.  At June 30, 2008, the book value of these publicly traded securities is $31,704 (March 31, 2008 - $31,704).  Investments include shares with a book value of $30,796 (March 31, 2008 - $30,796) that are investments in companies with officers and directors in common with the Company.

Capital Resources

During the three months ended June 30, 2008, no stock options, warrants, or agent’s warrants were exercised.

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 8,941,761 common shares under the plan.  At June 30, 2008, 5,349,900 (March 31, 2008, 5,349,900) stock options have been granted and are outstanding, exercisable for up to five years.  The stock option plan provides for vesting of 25% on the date of grant and 25% every six months thereafter.

Subsequent to June 30, 2008, the Company completed a private placement financing consisting of 1,658,635 non-flow-through units (“NFT Unit) at a price of $0.22 per NFT Unit, each NFT Unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company for a period of 12 months from closing at an exercise price of $0.25.  Compensation of 90,000 finder’s units was issued and payment of a finder’s fee of $2,912 was made with respect to this financing.  Each finder’s unit consists of one common share and one non-transferable share purchase warrant.  Each finder’s unit warrant will entitle the holder, on exercise, to purchase one additional common share of the Company for a period of 12 months following the date of issue of the finder’s unit at an exercise price of $0.25.

In addition, 1,010,800 flow-through units (“FT Unit”) were issued at a price of $0.25 per FT Unit.  Each FT Unit was comprised of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company for a period of 12

Cream Minerals Ltd.

Quarterly Report

Three Months Ended (Q1)
June 30, 2008

months from closing at an exercise price of $0.28.  Compensation of 81,080 finder’s units was issued and a payment of a finder’s fee of $3,088 was made with respect to this financing.  Each finder’s unit consists of one common share and one non-transferable share purchase warrant.  Each finder’s unit warrant will entitle the holder, on exercise, to purchase one additional common share of the Company for a period of 12 months following the date of issue of the Finder’s Unit at an exercise price of $0.28.

If the Company shares trade at or above $0.40 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the Warrants and Finder’s Unit Warrants by providing notice in writing to the holders of such securities, whereby the Warrants and Finder’s Unit Warrants will expire within 30 days from the date of such written notice.

The financings completed subsequent to June 30, 2008, are not sufficient for the Company to continue its planned exploration programs.  Without continued external funding to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to operate as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The interim consolidated financial statements referred to in this quarterly report do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

1.8

Off-Balance Sheet Arrangements

None.

1.9

Transactions with Related Parties

Three months ended June 30,
2008		2007
Services rendered during the period:
LMC Management Services Ltd. (a)	$ 99,085	$ 67,485
Lang Mining Corporation (b)	30,000	30,000
Kent Avenue Consulting Ltd. (d)	7,500	4,500
Fred Holcapek (e)	US 25,500	US 25,500

	June 30, 2008	March 31, 2008
Balances payable to (g):
LMC Management Services Ltd.(a)	$ 188,759	$ 89,004
Lang Mining Corporation (b)	42,000	10,500
Ainsworth Jenkins - Casierra project (c)	38,236	39,038
Directors (c)	1,286,196	961,641
	$ 1,555,191	$ 1,100,183

(a)

Management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement, and is currently in arrears.  There is no difference between the cost of $1 and the equity value.

Cream Minerals Ltd.

Quarterly Report

Three Months Ended (Q1)
June 30, 2008

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining has provided management services to the Company at a rate of $10,000 per month since November 1, 2006.

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

During the year ended March 31, 2008, Mr. Lang advanced $700,000 to the Company without interest or repayment terms.  In consideration, the Company issued 411,764 common shares to Mr. Lang as bonus shares in lieu of interest.  The value of these shares was calculated at $140,000.  Pursuant to the terms of the loan agreement, the Company is paying interest to Mr. Lang on a per annum rate of six percent (6%).  Interest is payable quarterly commencing November 30, 2007, and interest payments are payable every ninety (90) days thereafter until the loan is repaid in full.  For the three months ended June 30, 2008, the interest totals $10,328.  The loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.  Mr. Lang advanced an additional $535,000 to June 30, 2008, which has been advanced without interest or repayment terms.

(d)

Consulting fees are paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through LMC, and are also included in the balance for services provided by LMC.  Any amount owing to Kent Avenue Consulting Ltd. is owed to LMC, and so is included in the net receivable or payable from or to LMC.

(e)

Fees are paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$8,500 per month for administrative and geological services.

(f)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and management in common with the Company. The Company also holds an interest in the Stephens Lake property jointly with Sultan and ValGold.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

(h)

Related parties participated in the private placements completed subsequent to June 30, 2008.  All related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

1.10

Fourth Quarter

Not applicable.

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12

Critical Accounting Estimates

As at June 30, 2008, the Company was a venture issuer. Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value of its mineral

Cream Minerals Ltd.

Quarterly Report

Three Months Ended (Q1)
June 30, 2008

properties as well as the value of stock-based compensation.  Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The future volatility is also uncertain and the model has its limitations.  The Company uses the B-S option pricing model to estimate a value for these options.

The Company’s recoverability of the recorded value of its mineral properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

1.13

Critical Accounting Policies and Changes in Accounting Policies

Accounting policy choice for transaction costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transactions Costs” (EIC 166).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held for trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held for trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC 166 effective April 1, 2008, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC 166 and determined that no adjustments are required.

Capital disclosures

CICA handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about the Company’s capital and how it is managed.  Under this standard, the Company will be required to disclose the following, based on the information provided internally to the Company’s key management personnel: (i) qualitative information about its objectives, policies and processes for managing capital; (ii) summary quantitative data about what it manages as capital; (iii) whether during the period it completed with any externally imposed capital requirements to which it is subject; and (iv) when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

This standard is effective for interim and annual financial statements beginning on January 1, 2008, or for the Company, April 1, 2008.  The Company manages its common shares, options and warrants as capital.  As the Company is in the exploration state, its principal source of funds is from the issuance of common shares.  It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its stakeholders.

The Company is listed on the TSX Venture Exchange.  The TSX Venture Exchange imposes certain capital requirements prior to listing; however, there are no ongoing capital requirements to remain listed on the TSX Venture Exchange.

Cream Minerals Ltd.

Quarterly Report

Three Months Ended (Q1)
June 30, 2008

Financial instruments disclosures

CICA Handbook Section 3862, “Financial Instruments – Disclosures”, requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the Company’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks.  The Company will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.  The section requires specific disclosures to be made, including the criteria for (i) designating financial assets and liabilities as held for trading; (ii) designating financial assets as available-for-sale; and (iii) determining when impairment is recorded against the related financial asset or when an allowance account is used.  This standard is effective for interim and annual financial statements beginning on January 1, 2008, or in the case of the Company, April 1, 2008.

As of June 30, 2008, the Company’s carrying values of cash, taxes recoverable, accounts receivable, and accounts payable approximate their fair market values.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash and cash equivalents, short-term investments, and accounts receivable.  The Company deposits cash and short-term investments with Canadian chartered banks with a credit rating of R-1 High or equivalent.

Currency risk

As at June 30, 2008, most of the Company’s cash and short-term investments were held in Canadian dollars.  The Company’s functional and reporting currency is the Canadian dollar.  The Company’s currency risk is nominal, as cash balances kept in United States dollars are nominal and are used primarily for wire transfers for exploration expenditures outside of Canada, paid in local currencies or United States dollars.

Interest rate risk

Included in the loss for the period in these interim financial statements is interest income on Canadian dollar cash and short-term investments.  If interest rates throughout the period had been 10 basis points (0.1% lower (higher), then the loss for the period would have been nominal and would have had no effect on the operations of the Company.

Liquidity risk

The Company manages liquidity risk by maintaining sufficient cash and short-term investment balances.  Liquidity requirements are managed based on expected cash flow to ensure there is sufficient capital in order to meet short-term obligations.  The company has completed an equity financing subject to June 30, 2008.  Most of the current working capital has been provided by the president and chief executive officer, Mr. Frank A. Lang, resulting in a working capital deficiency, due to the short-term nature of the advances.

Market risks

The significant market risks to which the Company is exposed are commodity price risk, interest rate risk and foreign exchange risk.

Commodity price risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market prices of gold, silver and diamonds, all commodities or

Cream Minerals Ltd.

Quarterly Report

Three Months Ended (Q1)
June 30, 2008

precious metals that are being explored in the two mineral property interests held by the Company with significant exploration costs incurred in the previous two fiscal years.

General standards on financial statement presentation

CICA Handbook section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  The changes are effective for interim and annual financial statements beginning on or after January 1, 2008, or April 1, 2008, for the Company.  The adoption of these changes has not had an impact on its interim financial statements.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

1.14

Financial Instruments and Other Instruments

The Company’s financial instruments are comprised of cash and cash equivalents, taxes recoverable, amounts due to and from related parties, accounts payable and accrued liabilities.  Financial instruments are recorded at cost as their fair values approximate their carrying values due to the immediate or short-term maturity of the financial instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

A significant portion of the Company’s current assets are held in Canadian dollars.  To date the Company has not made use of currency hedges.

1.15

Other MD& A Requirements

See the unaudited interim consolidated financial statements for the three months ended June 30, 2008 and 2007.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying consolidated financial statements.

Cream Minerals Ltd.

Quarterly Report

Three Months Ended (Q1)
June 30, 2008

(b)

expensed research and development costs

Not applicable.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.2

Disclosure of Outstanding Share Data

The following details the share capital structure as of August 28, 2008, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at August 28 2008

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

50,812,588 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
957,300	0.54	December 18, 2008
416,100	0.30	October 6, 2009
715,000	0.165	August 3, 2010
100,000	0.50	June 11, 2011
310,000	0.53	January 29, 2012
1,696,500	0.50	April 18, 2012
260,000	0.75	September 21, 2012
260,000	0.85	September 21, 2012
260,000	0.95	September 21, 2012
150,000	0.50	December 11, 2012
225,000	0.50	February 4, 2013

Cream Minerals Ltd.

Quarterly Report

Three Months Ended (Q1)
June 30, 2008

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
1,250,000	$0.50	February 21, 2009
745,000	$0.55/$0.65	November 30, 2008/09
49,600	$0.55/$0.65	November 30, 2008/09
630,250	$0.55/$0.65	December 10, 2008/09
94,040	$0.55/$0.65	December 10, 2008/09
1,010,800	$0.28	July 8, 2009
81,080	$0.28	July 8, 2009
1,658,635	$0.25	July 8, 2009
91,000	$0.25	July 8, 2009

Other Information

Controls and Procedures

As of June 30, 2008, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We have designed, or caused to be designed under our supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

There were no changes in the Company’s internal controls over financial reporting during the three months ended June 30, 2008, that have materially affected or are reasonably likely to materially affect its internal controls over financial reporting.

Approval

The Board of Directors of Cream Minerals Ltd. has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

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